UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Relevant Shareholding Position

—

Rio de Janeiro, November 8, 2020 – Petróleo Brasileiro S.A. – Petrobras, in compliance with article 12 of CVM Resolution no. 44 of 08/23/21, informs that it was notified by Capital Research Global Investors (CRGI), an independent investment division of Capital Research and Management Company, that it sold preferred shares issued by the Company, and that on 11/05/21, it began to manage less than 5% of the preferred shares issued by Petrobras, no longer qualifying as a holder of a relevant stockholding interest in the company's capital stock, according to the information below.

I.	CRGI used to manage 290,238,415 Company's preferred shares, corresponding to 5.18% of this type of stock and, as a result of the above mentioned operations, now manages a total of 275,013,760 Company's preferred shares and ADRs representing preferred shares , which represent 4.90% of this type of stock;

II.	In addition to the above mentioned participation, Capital World lnvestors and Capital International lnvestors, as independent investment divisions of Capital Research and Management Company, manage, respectively, 6,603,586 common shares and 2,586,929 preferred shares issued by the Company, corresponding to 0.08% and 0.04%, respectively, of such share types. These are minority investments that do not change the composition of the Company's control or management structure;

III.	the purpose of the aforementioned share interests is strictly investment, whereas there is no intention to alter shareholding control or the administrative structure of Petrobras;

IV.	CRGI did not celebrate any contracts or agreements governing the exercise of voting rights or the purchase and sale of securities issued by Petrobras;

V.	CRGI has registered headquarters at 333 South Hope Street, Los Angeles City, California State, 90071, United States of America.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act), that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer